June 3, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:    Mr. Ingram

Re:        BioPharma Manufacturing Solutions, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed April 14, 2014

File No. 333-184494

Form 8-K/A

Filed April 11, 2014

File No. 000-54423

Form 10-K/A for the Fiscal Year Ended December 31, 2012

Filed April 11, 2014

File No. 000-54423

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed March 31, 2014

File No. 000-54423

Dear Mr. Ingram:

This letter is provided in response to your letter dated May 8, 2014 regarding the above-referenced registrant, BioPharma Manufacturing Solutions, Inc. (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

Form S-1/A Filed April 14, 2014

General

1.	Please make corresponding changes to your Form 8-K/A disclosure filed April 11, 2014, as appropriate.

Response: The Company made corresponding changes to our Form 8-K/A, as appropriate.

2.	Based on the address listed as your executive offices, it appears that this location is a virtual office/meeting room facility operated by Regus. If correct, please tell us whether you rent actual office space other than a mailbox in this facility on a full-time, dedicated basis or whether you rent space on an as needed basis and please revise your disclosure accordingly.

Response:. We have revised our disclosure to reflect that the company has contracted with Regus under a virtual office/meeting room agreement. This agreement provides for daily telephone answering, messaging and fax services, use of office space for two days per month with paid access to conference rooms on an as-needed basis.

3.	With reference to Rule 8-08 of Regulation S-X, please address the need to include interim financial statements for the period ended March 31, 2014. If necessary, please similarly update your financial information throughout the filing.

Response: The Company amended its Form S-1/A to include the interim financial statements for the period ended March 31, 2014 and the corresponding financial information.

Summary Financial Information, page 6

4.	Please revise to include the summary financial information related to your predecessor, BPECS.

Response: The Company has updated its “Summary Financial Information” section in Form S-1/A and Form 8-K/A to include the summary financial information related to BPECS for the period from January 1, 2012 to October 10, 2012, as well as for the year ended December 31, 2011.

Executive Compensation, page 29

Summary Compensation Table, page 29

5.	Your disclosure on page 29 states that Mr. Riccio earned $10,000 in salary for 2012 and that the table reflects BPECS information. However, on page 27 you disclose that the company’s general and administrative expenses included $10,581 in salaries and on page 28 you disclose that BPECS general and administrative expenses included $82,809 in salaries. Please reconcile your disclosure. Please revise your footnote on page 29 to quantify the amount of Mr. Riccio’s compensation that is attributable to BCEPS.

Response: We note that Mr. Riccio’s salary is $4,000 per month.. The Company has revised the Renumeration of Officers: Summary Compensation Table disclosure on page 29 to reflect that the correct amount of salary to Mr. Riccio in 2012 from BioPharma is $10,581. This amount represents an allocation of Mr. Riccio’s salary after the acquisition of BPECS (for the period from October 12, 2012 to December 31, 2012).

The company has also revised the corresponding footnote (1) on page 29 to make clear that information presented in the Summary Compensation Table is as of December 31, 2013 and includes the salary to Mr. Riccio after the acquisition of BPECS in 2012.

The disclosure on page 27 is correct as it relates salary expense accrued in BioPharma to Mr. Riccio in 2012 after the acquisition of BPECS as discussed above. Accordingly, no changes were made to disclosures on page 27.

The disclosure on page 28 is also correct as it relates to BPECS prior to the acquisition (period from January 1, 2012 to October 11, 2012). Prior to the acquisition, BPECS had total of three full time employees including Mr. Riccio. Salary expense paid to the three full time employees during the period prior to the acquisition of BPECS amounted to $82,809. On October 12, 2012 Mr. Riccio remained as the only employee of BPECS. Accordingly, no changes were made to disclosures on page 28.

Form 8-K/A Filed April 11, 2014

Item 9.01. Financial Statements and Exhibits, page 16

Report of Independent Registered Public Accounting Firm, page 18

6.	We have reviewed your response to prior comment 11 from our letter dated December 12, 2013. We note that your auditor has now indicated that the financial statements of Biopharmaceutical Process Engineering and Consulting Services as of and for the period from January 1, 2012 through October 10, 2012 are audited; however, the audit report is still dated June 29, 2012. It is not clear how the audit report date can precede the period that has been audited. Please revise or advise.

Response: Based on our discussion with our auditors, they advised that they concluded their audit and dated their audit report of the financial statements of Biopharmaceutical Process Engineering and Consulting Services as of and for the period from January 1, 2012 through October 10, 2012 on December 15, 2012. This date was properly presented in the most recent submitted amendment to the S-1/A but was not properly updated in the corresponding amended Forms 8-K/A and 10-K/A for the fiscal year ended December 31, 2012. The auditors have revised the audit report date on the above referenced Forms to include the correct audit opinion date.

Form 10-K/A for the Fiscal Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm, page 18

7.	We have reviewed your response to prior comment 17 from our letter dated December 12, 2013. We note that your auditor has now indicated that the financial statements of Biopharmaceutical Process Engineering and Consulting Services as of and for the period from January 1, 2012 through October 10, 2012 are audited; however, the audit report is still dated June 29, 2012. It is not clear how the audit report date can precede the period that has been audited. Please revise or advise.

Response: Based on our discussion with our auditors, they advised that they concluded their audit and dated their audit report of the financial statements of Biopharmaceutical Process Engineering and Consulting Services as of and for the period from January 1, 2012 through October 10, 2012 on December 15, 2012. This date was properly presented in the most recent submitted amendment to the S-1/A but was not properly updated in the corresponding amended Forms 8-K/A and 10-K/A for the fiscal year ended December 31, 2012. The auditors have revised the audit report date on the above referenced Forms to include the correct audit opinion date.

Form 10-K for the Fiscal Period Ended December 31, 2013

General

8.	Please amend your Form 10-K for the fiscal period ended December 31, 2013 to include the audited financial statements of BPECS, your predecessor for the period January 1, 2012 through October 10, 2012. In this regard, we note that financial statements for the registrant and its predecessor should collectively be “as of” all dates and “for” all periods required by Rule 8-01 of Regulation S-X.

Response: The Company amended its Form 10-K for the year ended December 31, 2013, to include the carve-out financial statements of BPECS for the period ended October 10, 2012 and the year ended December 31, 2011.

In providing this response to the Staff’s comments, the Company acknowledges that:

•        The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•        The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that we have responded satisfactorily to the Staff’s comments. We anticipate that with these responses we will be in a position to request acceleration of the Form S-1 once the Staff has completed its review of the amendments and this response.

If you have any questions regarding this response, please contact me at (562) 244-9785. Thank you.

Sincerely,

/s/ Gary Riccio

Chief Executive Officer

BioPharma Manufacturing Solutions, Inc.